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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                           FIRST STATE BANCORPORATION
                     --------------------------------------
                                 (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)


                                    336453105
                      -------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

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                                                               Page 2 of 5 pages


                                  SCHEDULE 13G
                                  ------------


CUSIP NO.                  336453105
                  ---------------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  B. John Barry
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  [__]
                                                                  (b)  [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                             5.      SOLE VOTING POWER
               NUMBER OF              325,611 (includes shares held in IRA)
                SHARES
             BENEFICIALLY    6.      SHARED VOTING POWER
               OWNED BY               1,800
                 EACH
              REPORTING      7.      SOLE DISPOSITIVE POWER
                PERSON                325,611 (includes shares held in IRA)
                 WITH
                             8.      SHARED DISPOSITIVE POWER
                                      1,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  327,411
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  6.55%

12.      TYPE OF REPORTING PERSON*
                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 pages


ITEM 1(a).        Name of Issuer
                  --------------
                  First State Bancorporation (the "Issuer") Common Stock, no par value

ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------
                  7900 Jefferson NE
                  Albuquerque, New Mexico 87109

ITEM 2(a).        Name of Person Filing
                  ---------------------
                  B. John Barry

ITEM 2(b).        Address of Principal Business Office
                  ------------------------------------
                  2104 Hastings Avenue, Suite 200
                  Newport, MN 55055

ITEM 2(c).        Citizenship
                  -----------
                  United States Citizen


ITEM 2(d).        Title of Class of Securities
                  ----------------------------
                  Common Stock, No par value


ITEM 2(e)         CUSIP Number
                  ------------
                  336453105


ITEM 3.           Identification
                  --------------
                  SSN: ###-##-####

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                                                               Page 4 of 5 pages


ITEM 4.          Ownership
                 ---------

         (a)     Amount Beneficially Owned
                 327,411

         (b)     Percent of Class
                 6.55% (based on 4,999,868 outstanding as of 11/1/01)

         (c)     Number of Shares as to Which Such Person Has:

                 (i)    sole power to vote or to direct the vote
                                  325,611
                 (ii)   shared power to vote or to direct the vote
                                  1,800
                 (iii)  sole power to dispose or to direct the disposition of
                                  325,611
                 (iv)   shared power to dispose or to direct the disposition of
                                  1,800

ITEM 5.          Ownership of Five Percent or Less of a Class
                 --------------------------------------------

                             Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------

                             Not Applicable

ITEM 7.          Identification and Classification of the Subsidiary Which
                 ---------------------------------------------------------
                 Acquired the Security Being Reported on By the Parent Holding
                 -------------------------------------------------------------
                 Company
                 -------

                             Not Applicable

ITEM 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------

                             Not Applicable

ITEM 9.          Notice of Dissolution of Group
                 ------------------------------

                             Not Applicable

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                                                               Page 5 of 5 pages


ITEM 10.          Certification
                  -------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date:             December 14, 2001




                                        /s/   B. John Barry
                                        ----------------------------------------